November 15, 2012
Re:	BBVA Banco Francés S.A. Form 20-F for the fiscal year ended December 31, 2011 Filed March 27, 2012 File No. 001-12568

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mrs. Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
100 F street, N.E.; mail stop 4561
Washington, D.C. 20549

Dear Mrs. Hayes:

Thank you for your letter dated September 28, 2012, setting forth comments from staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”) of BBVA Banco Francés S.A. (“BBVA Francés”, also referred to in this letter as the “company”, the “Bank” or “we”), which was filed with the Commission on March 27, 2012.

We appreciate your understanding in allowing us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

▪	BBVA Banco Francés S.A. is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	BBVA Banco Francés S.A. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your attention in these matters, and we are available to discuss any of our responses with you at your convenience. In that regard, please do not hesitate to contact Ignacio Sanz y Arcelus in Buenos Aires at 54-11-4348-0047 or fax: 54-11-4346-4354; or our counsel, Andrés V. Gil of Davis Polk & Wardwell in Paris at 33-1-56-59-36-30 or fax: 33-1-56-59-37-30.

Very truly yours,

/s/ Ignacio Sanz y Arcelus
BBVA Banco Francés S.A.

Annex A
Clarification: the amounts exposed in this Annex are expressed in thousands of pesos unless otherwise indicated

Form 20-F for Fiscal Year Ended December 31, 2011

Item 3. Key Information, page 3

Selected Financial Data, page 3

1.
We note your disclosure in footnotes 5 and 6 to this table that you compute Return on average total assets, Return on average stockholders’ equity and Operating expenses as a percentage of average total assets using the average of the fiscal-year beginning and fiscal-year ending balance of the period. Please tell us whether there would be a material change in these ratios if you were to use a daily, weekly, or monthly average and disclose the reasons why you do not use those averages. Also, disclose the procedures performed to ensure that the period end balances are representative of the actual average during the year.

The requirements for preparing Item 3 of Form 20-F as published by the SEC set forth that all financial information must be presented according to the accounting principles used in preparing the financial statements. Our annual financial statements are prepared under BCRA standards so the end-of-year information is presented in comparison with the previous financial year. Hence the calculation of average assets and average shareholders equity takes into account the assets and shareholders equity, respectively, for the present and the preceding financial years.

We have calculated the said ratios based on the average balances calculated from the monthly balances (which are not audited) and they do not reflect a significant variation with respect to those reported in our 2011 Form 20-F. The Bank does not generate financial statements on daily or weekly basis.

Item 1A. Risk Factors, page 7

2.
We note that many of your risk factor discussions are not specifically tailored to the company itself but rather discuss a general risk that could be applicable to many businesses in Argentina. Please revise the following risk factors to tie the discussion back to the company and explain how the risk may affect you if presented, or the extent to which the risk disclosed has adversely impacted your business and operations.

We acknowledge the Staff’s comments and provide sample disclosure below.

•	“A considerable decrease in the public sector balance could negatively affect the Argentine economy, and access to international financial markets.”

A further deterioration of the Fiscal Accounts could result in more limited access to foreign financial markets by Argentine companies, and therefore BBVA Francés may be adversely affected by such limitation.

•	“The Government has recently imposed a series of restrictions in the foreign exchange markets that could have a material adverse effect on the results and the solvency of the financial system.”

These restrictions contributed to a decrease in imports which led to a decrease in the volume of trade financing and negatively impacted our business. Limitations on foreign currency purchases resulted in a decrease in the volume of foreign trade commissions in foreign currency sales.

These restrictions also resulted in a withdrawal of dollar denominated deposits, which led to a contraction in dollar denominated loans related export finance (the lending capacity in foreign currencies are provided by Bank deposits in foreign currencies).

Annex A (cont.)

•
“As a consequence of the Financial Action Task Force’s…evaluation report on Anti-Money Laundering and Combating Financing of Terrorism, Argentina has to implement measures in order to comply with FATF’s recommendations….”

Despite Argentina remediating five (5) out of six (6) key material deficiencies identified by the Prevention of Money Laundering and the Financing of Terrorism Rules, our country still has a pending action plan for the total fulfilment of all recommendations set forth in FATF's - GAFISUD. This risk of non-compliance could limit the Bank’s access to foreign financial markets.

•	“The short term structure of the deposit base of the Argentine financial system, including the Bank, could lead to a reduction in liquidity levels….”

Most of deposits in the Argentine Financial System are demand deposits and time deposits (which have terms of less than 90 days). This could increase the risk of low liquidity levels and increased funding cost in the event of a withdrawal of significant portions of the deposit base of the financial system, including BBVA Francés.

•	“Argentine corporate disclosure, governance and accounting standards may require the Bank to provide different information than would be required under U.S. standards.”

The securities laws of Argentina that govern publicly listed companies such as the Bank impose disclosure requirements that are more limited than those in the United States. The Argentine securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and to those in the U.S. As a result, financial statements and reported earnings of Argentine financial institutions generally differ from those reported based on U.S. accounting and reporting standards. See “Item 5. Operating and Financial Review and Prospects—U.S. and Argentine Banking GAAP Reconciliation” for a description of the principal differences between Argentine banking GAAP and U.S. GAAP and how they affect our financial statements and the reconciliation to U.S. GAAP of net income and total stockholders’ equity for the periods ended and as of the dates therein indicated.

Accordingly, the information available about us will not be the same as the information available about a U.S. company. The difference in the disclosure requirements between Argentine corporate, governance and accounting standards and US GAAP, could influence foreign investors decisions to invest in Argentine securities and could therefore limit the Bank’s access to international markets.

We acknowledge your comment and we take note of your suggestion for future presentations.

3.
We note the following statement on page 10: “…as a consequence of the additional 75% capital buffer requirement, the Bank will not distribute dividends to shareholders during the present fiscal year.” Please quantify the amount of the shortfall that prohibited you from distributing dividends to its shareholders.

The amount of the shortfall that prohibited us from distributing dividends to our shareholders, as required by the BCRA, amounted to Ps. 1.4 billion.

4.
We note the discussion on page 11 under the heading “Factors Related to BBVA Frances’ Subsidiaries.” Please include an introductory heading prior to the discussion that summarizes the risk discussed, as you have done on pages 7 through 10.

We acknowledge your comment and present below the proposed introductory heading to the risk factor:

As a consequence of the social security reform, the loss of corporate purpose and its liquidation, labor lawsuits were filed against Consolidar AFJP claiming differences in several payment amounts.

Annex A (cont.)

5.	We note your discussion on page 119 of the volatility of credit ratings in Argentina, and as a result, the volatility of your credit ratings. Please include a risk factor on this topic.

We acknowledge your comment and propose a risk factor in the following form:

Volatility of credit ratings in Argentina could affect the volatility of the Bank’s credit ratings.

The Bank’s ratings are based on those of Argentina's sovereign rating, which has fluctuated considerably since the Argentine Crisis. As a result, the Bank’s ratings have also fluctuated in this period, although the Bank’s ratings have tended to be higher than the sovereign rating. These fluctuations impact our costs of funding and collateral obligations and our ability to access international markets. Continued volatility of, or a decrease in, Argentina’s sovereign rating could affect our business.

Item 4. Information on the Company, page 11

Macroeconomic Environment, page 11

6.
We note the following statement on page 11: “Growth was driven mainly by Investment Private Consumption and Public Consumption (which increased 19.9%, 11.3% and 10.8%, respectively year over year in real terms in the first 9 months of 2011).” It is unclear how the measure could increase “year over year” in “the first 9 months of 2011.” Please clarify.

We acknowledge your comment and propose the revised disclosure below:

Growth was driven mainly by Investment, Private Consumption and Public Consumption (which increased 19.9%, 11.3% and 10.8%, respectively, in real terms in the first nine months of 2011 compared to the same period in 2010).

Credit Policy, page 47

7.
Please expand your disclosure to explain how risk related information is communicated to senior level executives and the board of directors. In expanding your disclosure, please discuss how often risk information is communicated; i.e., whether it is on a periodic basis, when a breach has occurred, or both. Your disclosure should clarify the hierarchy of the risk management committees and explain how the committees interact with the board and senior management to monitor your risk exposures.

The global risks information (such as data regarding credit risk, delay, arrears, risks premium, economic capital, investment distribution, etc.) is distributed on a monthly basis to the board of directors and all executive officers, for subsequent distribution to their respective areas. In addition, specific analysis is also sent to the managers on an ad hoc basis or as requested by them.

The following Committees are in place and meet with the indicated frequency:

-	Risk Management Committee
-
Members: Executive Director, Risks Director, Validation and Governance Manager, Retail Risk Manager, Companies and Wholesale Risk Manager, Financial and Reporting Risk Manager, Recovery and Global Management and Technical Department Directors. Optional members may also be included for specific subjects.

-	Frequency: Weekly.
-
Functions: The Risk Management Committee is the collegiate body of the highest level for Risk management at BBVA Francés. This Committee defines and approves the strategy, practices and procedures and manages the functional structure of the Risks Department.

Annex A (cont.)

-	Credit Risk Committee
-
Members: Executive Director, Risks Director, Validation and Governance Manager, Retail Risk Manager, Companies and Wholesale Risk Manager, Recovery and Global Management and Technical Department Directors.

-	Frequency: Weekly.
-
Functions: Its goals are the review of matters which exceed individual credit authorizations, and also those operations specifically delegated to it. All decisions are made by consensus of the Committee members.

-	Companies and Wholesale Banking Monitoring Committee
-
Members: Risks Director, Companies and Wholesale Risk Manager, and those officers responsible for Admission, Risks Monitoring in Companies Banking and Monitoring, Policies and Risk Tools in Companies and Wholesale. The officers responsible and/or reports on Global Management and Risks Technical Department, Risks Information and Intelligence and Credit Recovery also participate in the Committee.

-	Frequency: Fortnightly.
-	Functions: To verify compliance with the general and specific action plans defined in the above Committees. To monitor the budget, ratios and the evolution of the figures.

-	Retail Banking Monitoring Committee
-	Members: Risks Director, Retail Risks Manager, officer responsible for Central Retail Monitoring, Network Coordinator, Global Management Director and Technical Department.
-	Frequency: Weekly.
-	Functions: To lay out policies and strategies for improving the portfolio’s risk quality and anticipate possible future scenarios. To set forth portfolio quality goals and monitor them.

-	Recoveries Committee
-	Members: Risks Director, Repairs Manager, Judicial Matters Director, Extrajudicial Matters Director, Administration Director, Global Management Director and Technical Department.
-	Frequency: Weekly.
-	Functions: Its aim is to take decisions and make qualifications for all types of recovery. Laying out policies and strategies to optimize credit portfolio recovery.

We acknowledge your comment and we take note of your suggestion for future presentations.

8.	Please describe the material components of the changes to your risk management structure implemented during 2011, including a discussion of any changes to your underwriting standards.

The new Risks structure was organized as follows:

1	Retail Risk
1.1	Retail client applications
1.2	Central Retail Monitoring
1.3	Retail Policies and Tools

2	Companies and Wholesale Risk
2.1	Provincial Companies Admission
2.2	Metro Companies Admission
2.3	Corporate Admission
2.4	Companies and Wholesale Monitoring, Policies and Tools

3	Recoveries
3.1	Judicial Management
3.2	Extra-Judicial Management
3.3	Administration

Annex A (cont.)

4	Validation and Governance
4.1	Global Management and Technical Department
4.2	Operational Country Risk Management
4.3	Financial Information Governance

5	Financial Risks and Reporting
5.1	Financial Risks
5.2	Risks Information and Intelligence

The main changes and principal projects inside each department were as follows:

-	Retail Risks:
-	The “Engage Project” is created to pay more attention to the monitoring of retail transactions;
-	The Micro-enterprise team is reinforced with more resources and greater training.

-	Wholesale Risks:
-	Regionalization Project: The Admission Area is divided in two main areas, “Metro” and “Provinces” in order to follow the development of businesses per region;
-	Two very senior (Team Leader) resources were assigned from Central Admission to the provinces of Córdoba and Santa Fé.

-	Recoveries:
-
The Extra-Judicial Area is re-designed, developing policies and management extrajudicial strategies in order to achieve a more agile performance and a more efficient structure, so as to provide the client with what he needs and values most, at a more competitive cost.

-	Financial Risks and Reporting:
-	The Financial Risks Area is created and the function is to reinforce with a new team according to regulatory requirements;
-	A new team leader is designed to lead Market Risks and Structural Risks.

-	Validation and Governance:
-	The Global Management Area is formed, with the function of managing the Technical Department and Internal Validation;

9.
We note the following statement on page 48: “Risk premium continues being at the top of the financial system with a ratio of 2.04%, that BBVA Frances maintained throughout the year.” Please disclose what the stated ratio is an indication of and how it is calculated.

The Bank’s risk premium calculated as the cost of arrears (bad-debt charge minus write-off collection) on the financial margin (net financial income), was the lowest in the Argentine financial system during 2011, with a ratio of 2.04%. This ratio reflects the cost of noncompliance in relation to net financial profit.

This figures correspond only to the Bank. On a consolidated basis, the ratio was 3.17% at December 31, 2011.

Annex A (cont.)

Allowance for Loan Losses and Loan Loss Experience, page 51

10.
Based on your disclosure on page 53, it appears that you enter into refinancing agreements with certain borrowers. We also note your disclosure on page F-49 that certain loan customers are under court order or have entered into agreements with you to satisfy their debt on a different basis than the original loan terms. Please revise your disclosure in Note 21 to clarify the following related to refinanced, restructured, and renegotiated loans:

We acknowledge your comment and propose the revised disclosure below to be included in Note 21.4.2.:

•	Explain the types of refinancing, restructuring and renegotiation programs that you engage in and quantify the amount of loans modified under each program by type of loan.

According to BCRA regulations, a refinancing is considered to exist whenever any of the original contractually agreed conditions for a financing transaction (term, capital, interest or rate) are modified. The Central Bank does not define such terms as “restructuring” and “renegotiation”, which we understand to be included in the above-mentioned refinancing definition.

The amount of refinanced transactions as of December 31, 2011 was 100,072. Please see our response below for a breakdown by type of loan.

•	Discuss whether you classify all refinanced, restructured and renegotiated loans as troubled debt restructurings in accordance with US GAAP and, if not, describe why not.

We concluded that all our refinanced loans comply with the conditions for considering them as troubled debt restructuring (“TDR”) as defined under US GAAP. In accordance with ASC 310-40 a restructured loan is considered a TDR if the debtor is experiencing financial difficulties and the Bank grants a concession to the debtor that would not otherwise be considered. Concessions granted could include: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

Loans considered TDR for the year ended December 31, 2011 were as follows:

	2011
Troubled debt restructuring	Number of contracts	Post-modification outstanding recorded investment
Commercial
Others	14	30,133
Consumer
Personal Loans	10,764	68,618
Mortgage	21	502
Others	43	819
	10,842	100,072

We consider a TDR that have subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more from contractual due date. Loans considered TDR that have defaulted during the year ended December 31, 2011 were as follows:

	2011
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Commercial
Others	2	1
Consumer
Personal Loans	1,914	11,159
	1,916	11,160

Annex A (cont.)

•	Quantify your success rates related to each type of material refinancing, restructuring and renegotiation program.

The total of refinancing transactions granted during 2011 amounted to 42,089, of which 57% was in the performing portfolio (which are less than 90 days in arrears) as of August 31, 2012.

11.
You disclose on page 55 that borrowers can move between risk categories upon the cancellation of installments in arrears. Please revise your future filings to more clearly explain what this means. For example, clarify if you mean that the borrower has paid enough to satisfy the number of installments required to be classified at the lower risk rating, or whether you are forgiving contractual amounts owed to bring the loan into a lower risk rating. If the latter is true, quantify the amount of loans for which you have forgiven installments and revise your disclosure in Note 21 to clarify how these cancellations are considered under US GAAP.

We acknowledge your comment and in future filings we will include the following disclosure:

Criterion for an improving situation

In a normal situation, up to two refinancings are admitted within the past twelve months with arrears of less than 31 days. Counting starts as of the date of the last refinancing. For all other situations, the basic criterion is that the greatest penalty must be applied to the borrower who delays the refinancing, for which reason:

▪	Once the Refinancing Agreement has been signed, the previous situation applies, unless the borrower makes payments in advance which can be computed.

▪
The borrower must accumulate a greater number of installments or percentage of cancellation in order to improve his situation. The BCRA regulations provide that those clients whose debts have been refinanced via obligations subject to regular payments (monthly or bi-monthly) may be reclassified at the immediately upper level if they have complied punctually (or with delays not exceeding 31 days) with the payment of the established installments (in the case of single, regular above bi-monthly or irregular payments) or who have cancelled at least a certain specified percentage of their refinanced principal obligations, plus the number of installments or the accumulated percentage which may be applicable, respectively, if the refinancing was granted to a debtor included in lower levels.

(i)	For a situation improved by payment of installments, the following table applies (*):

	Quantity of quotas
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	3	—	—	—
Change to Medium Risk	6	3	—	—
Change to Low Risk	8	5	2	—
Change to Normal	9	6	3	1

(*) The refinancing requires a punctual payment or with delays of not more than 31 days according to the German or French Amortization System. Regularity may be monthly or bimonthly.

(ii)	For a situation improved by Percentage of Capital Cancellation, the following table applies (also applicable to Commercial Portfolio) (**):

Annex A (cont.)

Until December 31, 2009:

	Percentage of cancellation
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	20%	—	—	—
Change to Medium Risk	35%	15%	—	—
Change to Low Risk	45%	25%	10%	—
Change to Normal	55%	35%	20%	10%

(**) For amortization systems with periods greater than bimonthly or irregular.

From January 1, 2010:

	Percentage of cancellation
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	15%	—	—	—
Change to Medium Risk	25%	10%	—	—
Change to Low Risk	30%	15%	5%	—
Change to Normal	35%	20%	10%	5%

(**) For amortization systems with periods greater than bimonthly or irregular.

Collections are not applied and rebates may not be counted in order to improve the situation (they belong to the debt preceding the signing of the Refinancing Agreement), so no quantification was made. Such treatment is consistent with US GAAP.

Classification System According to Central Bank Regulations, page 51

12.
We note your mention of a “Special Tracking Committee” on page 58, which is not discussed elsewhere in the filing. Please explain the committee’s function and where it falls in the organizational hierarchy.

We acknowledge your comment and clarify that the Special Tracking Committee should have been referred to as the Companies and Wholesale Banking Monitoring Committee.

The disclosure will be corrected accordingly. At the structural level, the Companies and Wholesale Banking Monitoring Committee is one of the Risks Department’s committees.

For more information see our response to Comment No. 7 above.

The Argentine Banking System and Its Regulatory Framework, page 67

13.
Please revise this section in your future filings to discuss whether you are in compliance with each regulatory requirement discussed and, if not, discuss the impact that has on your business or financial results.

We acknowledge your comment and in future filings will include the following general paragraph discussing the compliance by the Bank with all applicable regulations or, in the alternative, discussing the effect on the business and its results:

As of December 31, XXXX and the date of the filing of Form 20-F the Bank complies with each regulatory requirement discussed in this section.

Annex A (cont.)

Operating Results, page 99

Allowance for Loan Losses, page 102

14.
You disclose that the decrease in the loan loss allowances in the fiscal year ended December 31, 2011 was mainly due to the continuous improvement of the quality of your portfolio, as well as the change in allowance policy as a result of periodically monitoring performance of the portfolios and financing. You go on to state that the decrease in fiscal year ended December 31, 2010 was mainly due to improvement in the quality of the portfolio as a result of the risk policy implemented. Please revise your disclosure in future filings to discuss the nature of the change in allowance policy that you implemented in 2011, as well as the risk policy implemented in 2010, and more clearly explain how each of these changes in allowance and risk policy resulted in credit quality improvement within your loan portfolio.

The table below sets for the percentages of allowances for the entire portfolio in place during fiscal year 2010. These allowances fell within the range of 1% to 3% prescribed by the BCRA for loans in the normal situation:

Product	Percentage of Allowance
Foreign trade	2.00%
Corporate bonds
Personal
Loans to companies
Financial loans
Negotiated securities
Pledges
Checks
Credit accounts
Credit card	2.50%
Overdrafts
Mortgages	1.00%
Remaining product allowances	1.25%

During 2011 and due to the behavior of credit portfolios, it was decided to modify the allowance policy by adjusting the coverage percentage to the arrears and loss expectations.

During June 2011 the generic allowance for the credit card products (this allowance fell within the range of 1% to 3% prescribed by the BCRA for loans in the normal situation) was changed from 2.5% to 2%, so as to adjust it to the allowance in force for the rest of the retail portfolio.

Likewise in the wholesale sector, in June and December 2011 due to an improvement in portfolio quality as evaluated by the expected loss method, the allowances percentages were reduced to 1.25% from 1.50%.

Annex A (cont.)

As a result, as of December 31, 2011 the percentages of allowances for the entire portfolio that fell within the range of 1% to 3% prescribed by the BCRA for loans in the normal situation were as follows:

Product	Commercial	Commercial-like consumer	Consumer
Overdraft	1.25%	1.25%	2.00%
Corporate bonds
Pledges
Personal
Credit accounts
Checks
Credit cards
Negotiated securities
Foreign trade
Loans to companies
Financial loans
Mortgages	1.00%	1.00%	1.00%
Remaining product allowances	1.25%	1.25%	1.25%

Below is a table presenting the expected loss analysis:

2011	Probability of default	Severity of loss	Expected loss	Variation 2011/2010
Corporate	1.00%	22.94%	0.23%	(53.8)%
Middle-market	3.01%	51.31%	1.55%	(5.2)%

2010	Probability of default	Severity of loss	Expected loss
Corporate	1.26%	39.36%	0.50%
Middle-market	3.18%	51.31%	1.63%

As a result of these adjustments, loan loss allowances were reduced by Ps. 101 million in 2011.

We acknowledge your comment and we take note of your suggestion for future presentations.

15.
Additionally, please revise your disclosure in future filings to more clearly explain the changes in your non-performing loan ratio. Specifically, address the overall increase in non-performing loans in 2011 offset by the significant decrease in non-performing loans classified as “Others” on page 63.

Starting from the 2011 fiscal year, improvements were implemented in the generation of information regarding non-performing loans, that made it possible to identify the debtors’ activities more appropriately.

We acknowledge your comment and we take note of your suggestion for future presentations.

16.
Furthermore, please revise your disclosure in future filings to discuss the trend in your charge-offs, given the decrease from Ps. 120 million in 2010 to Ps. 85 million in 2011 as disclosed on page 64. Specifically, address the reason for the significant decrease in the charge-offs for consumer loans, including whether you have made any charge-off policy changes or underwriting changes recently that resulted in this trend.

The greater volume of charge-offs in 2010 was due to:

1.
A change of general parameters for passage to charge-offs, for the Consumer segment, reducing permanence in live portfolio from 540 to 270 days. This had an impact of Ps. 20 million in 2010. If this change had not been effected, the annual applications in fiscal year 2011 would have been slightly lower than those of fiscal year 2011 (approximately -5%).

Annex A (cont.)

2.	The high quality of the live portfolio in fiscal years 2010/2011 allowed us to reduce the volume of irrecoverable loans that were charge-offs.

In addition, please note that when we set forth the charge-offs, an amount of 48,247 corresponding to Consumer was erroneously classified as Other.

We acknowledge your comment and we take note of your suggestion for future presentations.

Financial Condition, page 108

Total Assets, page 108

17.
We note that you have significant changes in the balances of certain of your assets and liabilities. For example, your receivables from spot and forward purchases and sales increased materially during the current period and subsequently decreased per your Form 6-K furnished August 17, 2012. Please revise your future filings to discuss the reasons for changes in your financial condition for each reported period. Refer to Item 5 of Form 20-F and Interpretive Release No. 33-6835, which is available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Receivables from spot and forward purchases and sales are volatile by their nature as it includes the balances from repurchase agreements of government securities, especially those negotiated with the BCRA. This type of transaction is conducted daily and are at very short terms (1 to 5 days), for the purpose of investing excess liquidity.

We acknowledge your comment and we take note of your suggestion for future presentations.

Compensation of Directors and Officers, page 128

18.
Item 6.B.1 of Form 20-F requires that disclosure of compensation be provided on an individual basis unless individual disclosure is not required in a company’s home country and the information is not otherwise publicly disclosed. Please confirm that individual disclosure is not required under Argentine law and that the information is not publicly disclosed, or provide proposed disclosure of compensation on an individual basis for the company’s directors and members of its administrative, supervisory or management bodies.

We hereby confirm that disclosure of the Directors individual compensations is not required under the Argentine law. Moreover, Argentine legislation requires approval of a total amount of Director’s compensation in the Annual Ordinary Shareholders’ Meeting.

Notes to the Consolidated Financial Statements, page F-14

Note 21 – Summary of Significant Differences Between the Argentine Central…, page F-62

21.1. Income taxes, page F-62

19.
We note that the adjustment for deferred taxes to reconcile net income to US GAAP is an increase of Ps. 156.814 billion. Please revise your disclosure in future filings to more clearly explain the basis for the adjustment to increase net income for deferred taxes under US GAAP. Specifically, revise your rate reconciliation to quantify the income tax impact related to each material factor by addressing the following:

•	Disaggregate the components of the rate reconciliation included in “other, net,” and separately disclose the income tax related to changes in your valuation allowance under US GAAP.

Annex A (cont.)

The principal components of “Other, Net” are explained in the table below:

Concept
Federal Government secured loans – Decree No. 1387/01	25,353
Equity method	2,362
Real property sales result (adjustment by inflation)	2,691
Fiscal credits recovery	4,366
Fees to Bank Directors and Statutory Auditors	848
Non-deductible charges	6,741
Donations	7,517
Retirement insurances	419
Excess in business travel and development	557
Tax fines	3,051
Law No. 19,640 result	10,206
Other	14,324
Other, net	78,435

Through the deferred tax method, assets or liabilities are recognized for deferred taxes calculated on the temporary differences, to the extent that they have a probability of recovery. As of December 31, 2011, there existed a high degree of recoverability of the recognized net assets of 47,991. As a consequence of the analysis and the change in the evaluation of the recoverability of deferred taxes, we have released the entire provision recorded under US GAAP at December 31, 2010.

Detailed below is the accounting evolution of the allowance and its fiscal impact:

The allowances on deferred tax assets in accordance with US GAAP are shown below:

Fiscal year 2010

Accounting evolution		Income tax
Initial balance	47,267	Accounting result	(724)
Increase / (loss)	724	Allowances on deferred tax assets – Initial balance	47,267
		Allowances on deferred tax assets – Final balance	47,991
Final balance	47,991	Tax result	—

Fiscal year 2011

Accounting evolution		Income tax
Initial balance	47,991	Accounting result	47,991
Recovery / (income)	(47,991)	Allowances on deferred tax assets – Initial balance	(47,991)
		Allowances on deferred tax assets – Final balance	—
Final balance	—	Tax result	—

We acknowledge your comment and we take note of your suggestion for future presentations.

Annex A (cont.)

•
Disaggregate the adjustments to reconcile income tax to US GAAP by separately disclosing the impact of TOMPI and the impact of increasing the valuation allowance under BCRA rules as well as any other material factors.

Explained below are the calculations made in order to reconcile the tax determined under BCRA regulations and with the tax determined under US GAAP.

-
Net deferred tax asset under BCRA: The adjustment includes the result corresponding to the variation between the initial balance of deferred liabilities and the final balance of deferred assets under BCRA regulations, which is reclassified under BCRA as “Deferred Assets” with counterpart in the “Other income” item. This is so because under BCRA standards the profit / (loss) related to the deferred tax method must be reclassified among the “Other income / expenses”.

-	Unrealized gains/(losses) on securities: The adjustment originates in considering the tax effect included in “Other comprehensive income” of 215,026.

-
Deferred tax under US GAAP 2011: The adjustment includes 371,840 corresponding to the variation between the initial balance and the final balance of the “Net deferred tax asset under US GAAP” and “Net deferred tax asset under BCRA” (net of applications).

Detailed below is a numeric reconciliation for a better comprehension of the above:

Income tax (Income tax and TOMPI line item – page F-9)				552,358

1 Income tax computed in accordance with BCRA rule
Deferred tax assets under BCRA (initial balance)			62,300
Deferred tax assets under BCRA (final balance)			109,600
Net deferred tax assets under BCRA			47,300	(47,300)

Subtotal – Income tax plus TOMPI – page F-63				505,058

2 Unrealized losses on securities	614,361	35%		215,026

3 Deferred tax under US GAAP – 2010

Deferred tax assets under US GAAP (initial balance)			(19,097)
Deferred tax assets under BCRA (initial balance)			62,300
Non-deductible application			251,400
Net deferred tax assets under US GAAP – 2010			332,797

Deferred tax assets under US GAAP – 2011			(371,840)	(371,840)

Deferred tax assets under US GAAP – 2011
Deferred tax assets under US GAAP (initial balance)			148,643
Deferred tax assets under US GAAP (final balance)			109,600
Net deferred tax assets under US GAAP			39,043

Determined tax on US GAAP				348,244

We acknowledge your comment and we take note of your suggestion for future presentations.

Annex A (cont.)
20.
We note that the adjustment for allowances on deferred tax assets to reconcile net income to US GAAP is a decrease of Ps. 156.109 million. Please tell us why reversing the valuation allowance under BCRA rules would result in a decrease to net income under US GAAP. In this regard, your disclosure in Note 21.1 on page F-64 indicates that the adjustment to reconcile Allowances on deferred tax assets under BCRA rules to U.S. GAAP is an increase to net income.

-
At the beginning of fiscal year 2010, “Allowances on deferred tax assets under BCRA rules” amounted to 313,700, whereas at December 31, 2010 the “Allowances on deferred tax assets under US GAAP rules” amounted to 47,991 (net of applications). As a consequence, an adjustment was recognized which involved a decrease in net loss / increase in net income under US GAAP of 265,709.

-
At the beginning of fiscal year 2011, “Allowances on deferred tax assets under BCRA rules” amounted to 62,300, while at December 31, 2011 no “Allowances on deferred tax assets under US GAAP rules” was required (see justification in the previous point). As a consequence, an adjustment was recognized which involved a decrease in net loss of 62,300 (representing the elimination of the balance at January 1, 2011 as per BCRA regulations) and 47,300 (elimination of the 2011 charge as per BCRA regulations). The net adjustment involved a decrease in net loss /  increase in net income of 109,600.

-
Consequently, even if in each fiscal year the adjustment recognizes an increase in net income under US GAAP, because the allowances have been reduced during fiscal year 2011, the comparative net adjustment variation between both periods implies a decrease in net income under US GAAP.

Detailed below is the reconciliation to illustrate the explanation above:

Allowances on deferred tax assets

	2010		2011

Balance under BCRA rules, January 1	313,700		62,300

BCRA increases			47,300
BCRA application	(251,400)
Non-deductible application	251,400

US GAAP adjustment: it adjust balance of the year	(265,709)	(1) (A)	(47,300)	(2) (A)
US GAAP adjustment: it adjust initial balance			(62,300)	(2) (A)

Balance under US GAAP, January 1	47,991		—

(A) Decrease in net loss / increase in net income under US GAAP

Adjustment to income 2010		(1)	265,709
Adjustment to income 2011		Sum 2 =	109,600
Adjustment reduction (lower income)			156,109

Annex A (cont.)

21.4. Loan loss reserve, page F-66

21.
You disclose that the amount of inherent loss for loans not specifically provided is estimated based upon evaluation of historical write-off experience, mix of loans and other factors. As write-offs are a material factor in determining your allowance for loan losses, please revise your disclosure in future filings to clarify your policy for writing off uncollectible financing receivables. Refer to ASC 310-10-50-11B(b).

BBVA Francés writes-off loans when we believe that recovery is unlikely and, in any event, no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees and after 100% allowances have been recognized.

We acknowledge your comment and we take note of your suggestion for future presentations.

22.
We note that you disclose past due loans as of December 31, 2011 and 2010 on page F-49, and as of June 30, 2012 on page 36 of your Form 6-K filed August 17, 2012. Please revise your disclosure in future filings to disclose an aging analysis of your past due loans for each period presented by class of financing receivable. Refer to ASC 310-10-50-7A and ASC 310-10-55-9.

We acknowledge your comment and in future filings we will include the following table:

	Past due loans
	30 – 59 days	60 – 89 days	More than 90 days	Total December 31, 2011
Public sector	—	—	—	—
Financial sector	—	—	—	—
Non-financial private sector and residents abroad	1,488	1,239	61,021	63,748
Advances	52	157	9,290	9,499
Documents	7	17	3,152	3,176
Mortgages	63	272	2,415	2,750
Pledges	872	33	15,029	15,934
Personal	287	594	23,274	24,155
Credit cards	207	166	6,941	7,314
Others	—	—	920	920
Total	1,488	1,239	61,021	63,748

21.4.1. Interest recognition – non-accrual loans, page F-67

23.
You disclose that you suspend the accrual of interest generally when the related loan is non-performing and the collection of interest and principal is in doubt. Please revise your disclosure in future filings to state the threshold, as it relates to past due status, beyond which you place all loans on non-accrual status and clarify whether this threshold varies by loan class. Refer to ASC 310-10-50-6(a). Additionally, please disclose your policy for resuming accrual of interest on these loans. Refer to ASC 310-10-50-6(c).

We acknowledge your comment and in future filings we will include the following disclosure:

Additionally, the Bank has made use of the option granted by the BCRA authorizing financial entities to interrupt the accrual of interest for clients in the following categories:
-	“With problems”; “With high risk of insolvency” and “Irrecoverable” in the commercial portfolio.
-	“Medium risk”; “High risk” and “Irrecoverable” in the consumer portfolio.

According to the above, the threshold for suspending the accrual of interest is as from 91 days of arrears. Resumption of interest accrual takes place when the client improves its situation passing to situation:
-	“Normal” or “With special tracking – Under observation” in the commercial portfolio.
-	“Normal” or “Low risk” in the consumer portfolio.

Annex A (cont.)

Accrued interest remains on the Bank’s books and is considered a part of the loan balance. It allowances in its whole when the Bank determined the reserve for credit losses.

21.4.2. Impaired loans – Non-Financial Private Sector and residents abroad, page F-67

24.
You disclose that loans are considered impaired when, based on your evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan. Please revise your disclosure in future filings to state the factors that you consider in determining that a loan is impaired, and clarify whether you consider a threshold, as it relates to past due status, beyond which you identify all loans as impaired. Also, clarify whether the factors that you identify, including the threshold, vary by loan class. Refer to ASC 310-10-50-15(e).

We acknowledge your comment and in future filings we will include the following disclosure:

ASC 310-10, Receivables: Overall, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Standard is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. The Bank considers commercial loans over 750 for individual impairment evaluations. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan.

In classifying its clients, the Bank follows the guidelines set forth by the BCRA, which establishes a number of objective guidelines both for determining portfolios (commercial/consumer) and for classification levels within them. Doubtful clients are those classified in such situations as “With problem” and “Medium Risk”; “High Risk of Insolvency” and “High Risk”, and “Irrecoverable”.

-
Consumer Portfolio: the main criterion for classifying a client is the number of days past due (more than 90 days is considered as doubtful), and the Bank also considers refinancing transactions, present payment agreements resulting from judicial or extrajudicial proceedings, requests for composition proceedings or preventive extrajudicial agreement not yet homologated and bankruptcy among others. To calculate the allowance required for smaller-balance impaired loans, in accordance with US GAAP, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, trends and any other pertinent information that may affect the estimation of the allowance for loan losses.

-
Commercial portfolio: the objective basis is the repayment capacity according to the client’s projected funds flow. The classification of a client may also be influenced by: the existence of refinancing transactions, present payment agreements resulting from judicial or extrajudicial proceedings, requests for composition proceedings or extrajudicial preventive agreement not yet homologated and bankruptcy among others. Such treatment is consistent with US GAAP.

25.
You disclose on page 56 that under central bank regulation, banks must establish certain levels of required allowances and we note your discussion and reconciling item related to impaired loans in Note 21.4.2. However, it is unclear how you considered the effect of these mandated provisions on your collective allowances under US GAAP, which requires consideration of your own loss history as the basis for estimating the inherent loss within a loan portfolio. Please revise your future filings to disclose whether you consider this to be a US GAAP reconciling item. If so, revise your reconciliation on page F-78 to separately quantify the amounts related to differences in the estimation of the allowance for loan losses. If not, tell us why not.

The Bank recalculates its allowances for loan losses considering the criteria set forth by the US GAAP and makes the necessary adjustments as indicated in the table below (which shows the impact on the shareholders’ equity of BBVA Francés):

Annex A (cont.)

	2011			2010			2009
	BCRA	US GAAP	Diff.	BCRA	US GAAP	Diff.	BCRA	US GAAP	Diff.
Commercial-like consumer	21,697	61,028	(39,331)	18,668	28,074	(9,406)	18,819	40,922	(22,103)
Consumer	238,475	73,507	164,968	238,835	47,738	191,097	216,690	78,758	137,932
Commercial (sit 2-6)	5,811	5,811	—	9,854	9,854	—	13,074	13,074	—
Commercial (sit 1)	178,990	123,695	55,295	115,949	95,029	20,920	77,103	—	77,103
Non specific	—	—	—	12,921	—	12,921	12,000	—	12,000
Total	444,973	264,041	180,932	396,227	180,695	215,532	337,686	132,754	204,932

We acknowledge your comment and we propose to include the table above in Note 21.4.2.

21.5. Government and other debt securities – Available for sale, page F-69

26.
Your adjustment to income for available for sale securities is an increase of Ps. 314.611 million for the year ended December 31, 2011. Please revise your disclosure in future filings to more clearly explain the nature of this adjustment. For example, clarify whether the Ps. 213 million increase to net income from continuing operations is primarily related to the losses recorded for those securities accounted for at fair value under Argentinian Banking GAAP, or something else. Similarly, clarify what the remaining increase to net income from discontinued operations of Ps. 101.6 million represents.

We acknowledge your comment and in future filings we will include the following disclosure:

At December 31, 2011 and under BCRA regulations, the securities included in this classification are carried at fair values with changes in fair value reflected in net income (see Note 3.4.2 to our Consolidated Financial Statements). As explained, the losses or (gains) recognized under US GAAP for securities classified as available for sale are mainly related to gains (or losses) for securities at fair values under BCRA regulations (whose results are reflected as losses / gains for the fiscal year).

Under US GAAP, the difference between fair value and amortized cost is reflected in Other Comprehensive Income. Therefore the results of continued operations under US GAAP mainly correspond to losses recorded under BCRA regulations.

In accordance with net income from discontinued operations, they are due to the reversal of adjustments corresponding to Consolidar Retiro SA as of December 31, 2010 under US GAAP, as a consequence of the sale of the company (see Note 1.5 to our Consolidated Financial Statements). At December 31, 2011 they amounted to 101,585 (207,797 loss and 309,382 gain corresponding to results recorded under OCI).

To such effects, the following adjustments were made:

	US GAAP stockholder equity		Result (a)	Gross unrealized Loss (b)	Net income (a – b)
	December 31, 2011	December 31, 2010	December 31, 2011

Continued operations	(5,752)	(1,930)	(3,822)	(216,848)	213,026
Discontinued operations	—	207,797	(207,797)	(309,382)	101,585
Total	(5,752)	205,867	(211,619)	(526,230)	314,611

Annex A (cont.)

21.24. Cash flows information, page F-81

27.
We note your reconciliation of net income to net cash flow from operating activities, as required by ASC 230-10 on page F-82. Please revise your future filings to clearly identify and discuss each reconciling item in your disclosure. For example, we note your adjustment related to allowances for doubtful loans and special reserves, net of reversals but it is unclear how this adjustment relates to the reconciliation on page F-78. Alternatively, revise your disclosure in future filings to include a US GAAP cash flow statement.

The information contained in Note 21.24 is based on BCRA regulations, except only cash and due from banks were taken as cash and cash equivalents.

Because of this, the last table on page F-82 (reconciliation between year results and net cash flow from operation activities) is also based on information under BCRA regulations.

We acknowledge your comment and in future filings we will include the table in the following form (US GAAP column), and include the adjustments on page F-78, instead of including the cash flow statement under US GAAP:

	2011
	BCRA GAAP	Adjustment	US GAAP
Net income	1,005,577	(306,770)	698,807
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	94,376	—	94,376
Allowances for doubtful loans and special reserves, net of reversals	112,513	—	112,513
Minority interests in subsidiaries	8,462	284,677	293,139
Income tax and TOMPI	552,358	(705)	551,653
Equity loss of unconsolidated subsidiaries	8,494	8,091	16,585
Net decrease in interest receivable and payable and other accrued income and expenses	2,704,019	14,707	2,718,726
Net cash provided by operating activities	4,485,799	—	4,485,799

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